Exhibit 95
United States Steel Corporation
Mine Safety Disclosure
(Unaudited)
For the quarter ended September 30, 2023 follows:

Mine (Federal Mine Safety and Health Administration (MSHA) ID)	Total # of Significant & Substantial violations under §104(a) (a)	Total # of orders under §104(b) (a)	Total # of unwarrantable failure citations and orders under §104(d) (a)	Total # of violations under §110(b)(2) (a)	Total # of orders under §107(a) (a)	Total dollar value of proposed assessments from MSHA	Total # of mining related fatalities	Received Notice of Pattern of Violations under §104(e) (a) (yes/no)?	Received Notice of Potential to have Pattern under §104(e) (a) (yes/no)?	Total # of Legal Actions Pending with the Mine Safety and Health Review Commission as of Last Day of Period (b)	Legal Actions Initiated During Period	Legal Actions Resolved During Period
Mt. Iron (2100820, 2100282)	—	—	—	—	—	$332,041	—	no	no	91	109	62
Keewatin (2103352)	—	—	—	—	—	$—	—	no	no	—	5	8

(a)References to Section numbers are to sections of the Federal Mine Safety and Health Act of 1977.
(b)Includes all legal actions pending before the Federal Mine Safety and Health Review Commission, together with the Administrative Law Judges thereof, for each of our iron ore operations. These actions may have been initiated in prior quarters. All but one of the legal actions were initiated by us to contest citations, orders or proposed assessments issued by the Federal Mine Safety and Health administrations. One legal action was initiated by an employee under Section 105(c) of the Mine Act. As of the last day of the period, all 91 legal actions were to contest citations and proposed assessments.